Mail Stop 4561

May 27, 2008

Via U.S. Mail and Facsimile 212.284.3443

Mr. Peregrine C. de M. Broadbent
Executive Vice President and Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
12th Floor
New York, NY 10022

> **Re: Jefferies Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 001-14947**

Dear Mr. Broadbent:

We have reviewed your response letter dated April 30, 2008, along with your recently filed Form 10-Q, and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Financial Condition and Capital Resources

Analysis of Financial Condition and Capital Resources, page 29

1.   We note your response to comment one and the additional disclosure in your most recent Form 10-Q filed May 12, 2008. It appears that you have not adequately justified the use of these non-GAAP financial metrics in accordance with Item 10(e)(1)(i)(C) of Regulation S-K. Please tell us and disclose in your filing why you believe these non-GAAP financial metrics provide useful information to investors regarding your specific financial condition and results of operations.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 22. Subsequent Events, page 40

2.   Please tell us how your disclosure of tangible book value per share complies with Item 10(e)(1)(ii)(C) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573, Jennifer Monick, Staff Accountant, at 202.551.3295 or the undersigned at 202.551.3629 if you have questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Accounting Branch Chief